FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SENIOR APPOINTMENTS

William Dalton, Chief Executive of HSBC Bank plc since 1998, and an Executive Director of HSBC Holdings plc, is to retire at the Annual General Meeting in May 2004 after 24 years' service. Mr Dalton will be 60 in December this year.

Mr Dalton will be succeeded as Chief Executive of HSBC Bank plc by Michael Geoghegan (49) currently Group General Manager South America, and President HSBC Bank Brasil SA - Banco Multiplo. Mr Geoghegan, who joined HSBC in 1973, will take up his new position in January 2004. From that time until his retirement Mr Dalton, who has also overseen the development of HSBC's worldwide personal financial services business since August 2000, will undertake a number of special projects on behalf of the HSBC Group.

Youssef Nasr (48), currently Group General Manager, President and Chief Executive Officer of HSBC USA Inc and HSBC Bank USA, will succeed Mr Geoghegan as Group General Manager South America and President HSBC Bank Brasil, effective October 2003.

Martin Glynn (51), Group General Manager, President and Chief Executive Officer, HSBC Bank Canada, will succeed Mr Nasr in the US. Mr Glynn's position as President and Chief Executive Officer of the bank in Canada will be assumed by Lindsay Gordon (51), currently Chief Operating Officer, HSBC Bank Canada. Both these appointments are effective October 2003.

Biographies of William Dalton, Michael Geoghegan, Youssef Nasr, Martin Glynn and Lindsay Gordon follow:

W R P Dalton
Chief Executive
HSBC Bank plc

William Dalton is Chief Executive of HSBC Bank plc, a Director of HSBC Holdings plc and Global Head of Personal Financial Services.

Mr Dalton joined the Bank of Montreal in 1961 where he held senior line and staff positions. In 1980 he joined Wardley Canada Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, as Vice President. In 1981, Wardley Canada Limited became part of the newly-formed Hongkong Bank of Canada (now HSBC Bank Canada) and Mr Dalton served as Senior Vice President, Finance and Administration. In 1987, Mr Dalton became a Director of HSBC Bank Canada and was appointed Chief Operating Officer, based in Toronto. He became President and Chief Executive Officer in 1992, when he was also appointed a Director of HSBC USA Inc, and a Director of its principal operating company, HSBC Bank USA.

In April 1998, Mr Dalton became Chief Executive of Midland Bank plc (now HSBC Bank plc) and a Director of HSBC Holdings plc. In August 2000 he was appointed Global Head of Personal Financial Services. He is a Director of CCF SA, HSBC Private Banking Holdings (Suisse) SA and Household International, Inc. He is also a Director of MasterCard International Incorporated.

Mr Dalton was born in Lloydminster, Saskatchewan, in December 1943. He holds a Bachelor of Commerce degree and graduated with honours in 1971 from the University of British Columbia where he majored in Finance and Economics. In February 2001, he was awarded an Honorary Doctorate by the University of Central England in Birmingham. Mr Dalton is a Fellow of, and a Vice President of, the Chartered Institute of Bankers, and a Fellow of the Institute of Canadian Bankers.

Mr Dalton is Chairman of Young Enterprise UK, a member of the Whizz-Kidz Development Board and a member of the Confederation of British Industry (CBI) President's Committee. He is also a Trustee of Crimestoppers Trust and a Trustee of HRH The Duke of Edinburgh's Commonwealth Study Conferences (UK Fund). He is also a Vice President of the Chartered Institute of Bankers, and a Vice President of the British Bankers' Association.

Mr Dalton is married with one daughter and one son, and three grand-daughters.

Michael F Geoghegan
President
HSBC Bank Brasil S.A. - Banco Múltiplo
HSBC Investment Bank Brasil S.A.
HSBC Seguros S.A.

Michael Geoghegan is President of HSBC Bank Brasil S.A. - Banco Múltiplo, and of HSBC Investment Bank Brasil S.A. and HSBC Seguros S.A.

He joined the HSBC Group in 1973 and, since then, has spent 12 years in North and South America, eight years in Asia, seven years in the Middle East and three years in Europe.

He arrived in Brazil in March 1997 to establish the Group's operations in the country following the creation of Banco HSBC Bamerindus S.A. He was appointed a Group General Manager of HSBC Holdings plc in the same year.

In January 2000 he became responsible for all of HSBC's business throughout South America and chairs the Group's Regional Executive Committee.

In October 2000 he became President of HSBC Investment Bank Brasil which resulted from the Group's acquisition of CCF and the incorporation of certain activities of HSBC Brasil.

Mr Geoghegan was born on 4 October 1953 in Windsor, UK, and was educated in the United Kingdom and Ireland. In June 2003 he was honoured with a CBE (Commander Of The British Empire) by her Majesty the Queen in recognition of his contribution to British business interests in Brazil.

Married with two sons, his interests include distance running, renovating old houses, restoring antique furniture, watching rugby and horse racing. He also speaks Spanish and Portuguese.

Youssef A Nasr
President & Chief Executive Officer
HSBC Bank USA

Youssef A Nasr was appointed President and Chief Executive Officer of HSBC USA Inc. and its principal subsidiary, HSBC Bank USA, in December 1999. He also serves as an HSBC Group General Manager, and oversees Group business activities in North America.

Mr Nasr previously served as President and Chief Executive Officer of HSBC Bank Canada. Since joining the HSBC Group in 1976, he has held a succession of executive positions in New York, London, Toronto and Vancouver.

Mr Nasr serves as a Director of a number of HSBC Group companies. He also serves as the Chairman of Civic Capital Corporation, a Director of the New York Clearing House, the New York State Business Council, British American Business Inc., the New York City Investment Fund, The Partnership for New York City, the Financial Services Roundtable and is a member of the Lincoln Center Consolidated Corporate Fund's Leadership Committee.

Youssef A Nasr holds a Bachelor of Arts and Master of Arts degree from Cambridge University. He also holds a Master of Business Administration degree from Harvard University.

Martin J G Glynn
President & Chief Executive Officer
HSBC Bank Canada

Martin Glynn is President and Chief Executive Officer of HSBC Bank Canada.

After graduating from the University of British Columbia (UBC) in 1976, he joined the Export Development Corporation in the field of international lending. He then joined Hongkong Bank of Canada (now HSBC Bank Canada) in 1982 as Assistant Vice-President, Business Development & Trade Finance.

He has subsequently held the positions of: Vice-President & Manager, Vancouver Main Branch; Senior Vice-President, BC Region; Executive Vice-President; and Chief Operating Officer. He assumed the position of President and Chief Executive Officer on 20 December 1999 and was also appointed a Director of HSBC Bank Canada at that time.

Effective 1 May 2002 Mr Glynn was appointed Chief Operating Officer, HSBC North America as part of HSBC's alignment strategy in North America.

Mr Glynn is a Director of HSBC Bank USA, HSBC North America Inc, Wells Fargo HSBC Trade Bank, N A and Chairman of HSBC Canadian Direct Insurance Incorporated.

Mr Glynn was an active member of the Canadian Chamber of Commerce Board of Directors from 1994 to 2002 and was Chair in 2000/2001. He is also a director of Husky Energy Inc.

Mr Glynn is currently a Member of the Board of Governors of The University of British Columbia.

Born in Montreal in 1951, Mr Glynn holds a Bachelor of Arts, Honours degree (BA) from Carleton University and a Master of Business Administration (MBA) from UBC.

Mr Glynn has a daughter and two sons.

Lindsay Gordon
Chief Operating Officer
HSBC Bank Canada

Lindsay Gordon is Chief Operating Officer of HSBC Bank Canada. He is also the bank's senior executive in central and eastern Canada, resident in Toronto.

Mr Gordon joined HSBC Bank Canada in Toronto in 1987 and has served in a variety of senior positions in both Vancouver and Toronto. He was appointed Chief Operating Officer in December 1999.

Mr Gordon was born in Shetlands Islands in 1952. He holds a BA (1973) and an MBA (1976) from the University of British Columbia.

He serves on a variety of Boards including Ch.I.L.D. Foundation, York University Foundation, Mount Sinai Hospital Foundation, The Canada China Business Council, The Canadian Club of Toronto, and Junior Achievement Canada.

Mr Gordon is married and has four children.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 26, 2003